Exhibit 99.3

August 28, 2019

“Bezeq” - The Israel Telecommunication Corp. Ltd.

Quarterly report for period ended
June 30, 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Directors’ Report on the State of the Company’s Affairs for the period ended June 30, 2019

Interim Financial Statements as at June 30, 2019

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended June 30, 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Update to Chapter A (Description of Company Operations)1
to the Periodic Report for 2018 (“Periodic Report”)
of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company

On proposals to purchase shares of Internet Gold and B Communications (BCOM) - based on the reports of these companies, in April and May 2019, two proposals were received from Searchlight Group and Zeevi Group for the purchase of shares of BCOM. Subsequently, on August 8, 2019, BCOM updated the Company that further to the signing of a binding agreement with Searchlight and a company controlled by the Fuhrer family for the purchase of the shares of Internet Gold-Golden Lines Ltd. in BCOM and an additional investment in BCOM on June 24, 2019, all the approvals required by BCOM and its parent company, Internet Gold-Golden Lines Ltd., have been obtained and BCOM believes that this represents a significant milestone for the advancement and completion of the transaction. Furthermore, on August 18, 2019, BCOM informed the Company that on that same day the court’s approval had been received for the creditor’s arrangement in connection with the transaction and that completion of the transaction is still subject to obtaining approval from the Ministry of Communications. On this, see also Immediate Reports filed by the Company on April 8, 2019, April 10, 2019, April 17, 2019, April 19, 2019, May 2, 2019, May 14, 2019, May 20, 2019, June 12, 2019, June 23, 2019, June 24, 2019, July 29, 2019, August 8, 2019 and August 18, 2019, included here by way of reference.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2018 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	Q2 2019		Q1 2019		Q4 2018	Q3 2018	Q2 2018		Q1 2018
Revenues (NIS million)	1,020		1,043		1,026	1,043	1,064		1,063
Operating profit (NIS million)	875		531		(87)	451	387		473
Depreciation and amortization (NIS million)	204		207		217	218	211		204
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	1,079		738		130	669	598		677
Net profit (NIS million)	562		321		(155)	257	202		263
Cash flow from current activities (NIS million)	416		471		600	583	507		516
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	333	*	210		225	233	313	*	205
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	340	**	39	**	270 **	8	(58	)**	7
Payments for leases	27		34		9	28	29		33
Free cash flow (NIS million)(2)	396	***	266	***	636 ***	330	107	***	285
Number of active subscriber lines at the end of the period (in thousands)(3)	1,768		1,792		1,818	1,843	1,865		1,889
Average monthly revenue per line (NIS) (ARPL)(4)	49		50		51	51	52		53
Number of outgoing use minutes (million)	865		926		989	960	1,010		1,055
Number of incoming use minutes (million)	1,056		1,090		1,160	1,125	1,151		1,191
Total number of internet lines at the end of the period (thousands)(7)	1,613		1,635		1,656	1,663	1,662		1,653
The number of which provided as wholesale internet lines at the end of the period (thousands)(7)	612		624		626	617	600		574
Average monthly revenue per Internet subscriber (NIS) - retail (ARPU)	97		96		96	93	93		92
Average bundle speed per Internet subscriber - retail (Mbps)(5)	64.0		61.5		59.1	57.4	55.4		53.5
Telephony churn rate(6)	2.7%		3.0%		3.1%	2.7%	2.8%		3.0%

(1)	EBITDA (Earnings before interest, taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. The Company’s EBITDA is calculated as operating profit before depreciation, amortization and ongoing losses from the impairment of property, plant and equipment and intangible assets. Commencing January 1, 2019, and to reasonably present economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under the item depreciation and amortization, and ongoing losses from the impairment of broadcasting rights under the item operational and general expenses (in the Income Statement). On this matter, see Notes 3.1 and 5 to the Company’s consolidated financial statements for the period ended March 31, 2019.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net, and from 2018, with the application of IFRS 16, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important indication of liquidity that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (not including a subscriber who neglected to pay his debt to the Company on time in (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(*)	In Q2 2018 - including permit fee payments in the amount of NIS 112 million (75% of the requirement) for the sale of the Sakia property. In Q4 2018 – including the payment of purchase tax in the amount of NIS 9 million. In Q2 2019 - including payment of a betterment levy in the amount of NIS 149 million on the sale of the Sakia property.
(**)	In Q2 2018 - land appreciation tax paid on the sale of the Sakia property was recorded as a reduction of amounts received from the sale of property, plant and equipment in the amount of NIS 80 million; in Q4 2018 - including proceeds of the Sakia sale in the amount of NIS 155 million; in Q1 2019 - including proceeds of the Sakia sale in the amount of NIS 5 million, as well as a refund of land appreciation tax that was received in the amount of NIS 5 million. In Q2 2019 - including the proceeds of the Sakia sale in the amount of NIS 323 million.
(***)	See the information in (*) and (**).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

B.	Pelephone

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue from services (NIS million)	430	417	437	449	438	431
Revenue from the sale of terminal equipment (NIS million)	140	161	181	155	164	188
Total revenue (NIS million)	570	578	618	604	602	619
Operating profit (loss) (NIS million)	(8)	(10)	(4)	(2)	2	2
Depreciation and amortization (NIS million)	156	157	177	161	159	158
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	148	147	173	159	161	160
Net profit (NIS million)	2	2	2	6	7	9
Cash flow from current activities (NIS million)	136	195	156	194	181	239
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	82	63	78	69	90	69
Payments for leases	46	69	70	64	50	75
Free cash flow (NIS million)(1)	8	63	8	61	41	95
Number of postpaid subscribers at the end of the period (thousand)(2) (5)	1,866	1,842	1,831	1,817	1,800	1,760
Number of prepaid subscribers at the end of the period (thousand)(2) (5)	397	382	374	368	801	786
Number of subscribers at the end of the period)(2)	2,263	2,224	2,205	2,185	2,601	2,546
Average monthly revenue per subscriber (NIS) (ARPU)(3)	64	63	66	68	57	57
Churn rate(4)	7.5%	8.6%	9.0%	9.1%	7.3%	8.0%

(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018), and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). On the change in the definition of subscribers from Q3 2018, see comment (5) below.
(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see comment (5) below.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see comment (5) below.
(5)	From Q3 2018, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of Q3 2018, 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 in the ARPU index and an increase of 1.5% in the churn rate in Q3 2018.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

C.	Bezeq International

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenues (NIS million)	339	341	370	333	336	352
Operating profit (NIS million)	18	34	21	31	30	34
Depreciation and amortization (NIS million)	46	46	60	46	45	43
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million) (1)	64	80	81	77	75	77
Net profit (NIS million)	10	25	13	20	20	24
Cash flow from current activities (NIS million)	48	56	106	73	54	67
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	34	33	25	26	44	31
Payments for leases	8	8	9	9	9	9
Free cash flow (NIS million)(1)	6	15	72	38	1	27
Churn rate(3)	6.2%	6.6%	7.7%	5.8%	6.0%	6.0%

(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long-term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q2 2019	Q1 2019	Q4 2018		Q3 2018	Q2 2018	Q1 2018
Revenues (NIS million)	337	343	356		367	375	375
Operating profit (loss) (NIS million)	(24)	(45)	(1,139	)*	1	(17)	(1)
Depreciation, amortization and ongoing impairment (NIS million)	68	55	84		81	79	79
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	44	10	(1,055	)*	82	62	78
Net profit (loss) (NIS million)	(27)	(50)	(1,137	)*	(2)	(10)	1
Cash flow from current activities (NIS million)	22	53	46		34	60	86
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	73	64	81		79	75	62
Payments for leases	7	8	6		9	8	8
Free cash flow (NIS million)(1)	(58)	(19)	(41)		(54)	(23)	16
Number of subscribers (at the end of the period, in thousands)(2)	565	568	574		584	582	580
Average monthly revenue per subscriber (ARPU) (NIS)(3)	198	200	206		210	215	214
Churn rate(4)	4.9%	5.6%	5.6%		5.1%	4.7%	6.1%

(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. In Q4 2018, the standardization formula was updated as a result of which the number of subscribers fell by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of customers moving over to packages that are richer in content at a higher price.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the period.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.
(*)	See Note 5.2 to the Company’s financial statements for the period ended June 30, 2019 concerning impairment of assets.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.6 - Group Outlook

Following the extraordinary events in Q2 2019 (a write-off of a tax asset, impairment loss in Pelephone assets and a capital gain recorded in respect of the sale of the Sakia property), and the inclusion of projected costs for the early retirement of employees in the forecast data, the Bezeq Group is revising its forecast published in this section in the Periodic Report for 2018 (“the Original Forecast”) as follows:

-	Net loss for shareholders is expected to be NIS 1.1 billion (compared with a net profit of NIS 900 million to NIS 1.0 billion in the Original Forecast.

-	EBITDA is expected to be NIS 2.9 billion (compared with NIS 3.9 billion in the Original Forecast).

-	CAPEX[2] is expected to be NIS 1.7 billion (no change compared with the Original Forecast).

The revised forecast for the Company includes a write-off of the tax asset balance for DBS losses of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million, and the recording of a capital gain of NIS 403 million for the sale of the Sakia property (on these matters see, respectively, Notes 6, 5.1 and 7 to the Company’s financial statements for the period ended June 30, 2019). Furthermore, the revised forecast includes provisions for the early retirement of employees in the Company and in the subsidiaries Pelephone, Bezeq International and DBS in the amount of NIS 380 million (on this matter, see Note 9 to the Company’s financial statements for the period ended June 30, 2019, and Note 18.5 to the Company’s financial statements for the period ended December 31, 2018. Notably, of the amounts forecast for early retirement, in practice, NIS 360 million has not yet been recorded in the financial statements and it is a forecast which might not materialize).

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts also do not include the effects of the cancellation of structural separation in the Group and the merger proceedings with the subsidiaries and everything they entail (see Section 1.7.2 in the Periodic Report for 2018), if and insofar as they occur in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, on the economic situation and accordingly, the Group’s ability to implement its plans for 2019, and taking note of changes that may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.20, 3.19, 4.14 and 5.19 in the Company’s Periodic Report for 2018 and specifically, the risk factor detailed in Section 2.20.12 of this report with respect to the impairment in the value of subsidiaries.

The Company will report, as necessary, any deviation of more/less than 10% of the amounts stated in the forecast.

On the Group’s forecast in connection with EBITDA, attention is drawn to the revised definition of EBITDA as specified in comment (1) to the table in the update to Section 1.5.4(A). As noted there, as of January 1, 2019, and in order to enable the proper presentation of economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under Depreciation and Amortization, and ongoing losses from the impairment of broadcasting rights under Operating and General Expenses (in the Income Statement). On this matter it is stipulated that ongoing losses from the impairment of assets will be classified under the same items in which expenses in respect of these assets were recorded in the past. The Company believes that in view of the forecast for continuing negative cash flows and negative value of activity in DBS and Walla, and in light of the fact that impairment is expected to continue in the future, this classification is more consistent with the method of presentation based on the nature of the expense and it is also more suited to understanding the Company’s business. It is further stipulated that expenses in respect of an impairment loss resulting from a one-time adjustment of the forecast for coming years, will be reclassified as Other Operating Expenses in the income statement. On this matter, see also Notes 3.1 and 5 to the Company’s financial statements for the period ended June 30, 2019.

[2]	CAPEX - payments (gross) for investment in property plant and equipment and intangible assets.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restrictions

Section 1.7.2.1 - Structural separation - on a petition filed by the Company in the HCJ against the Ministry of Communications for the immediate cancellation of the structural separation in Bezeq Group - despite the Company’s objections, the State received several extensions for submitting its response to the petition, the last of which is until September 5, 2019. On this matter, see also Note 6 to the Company’s financial statements for the period ended June 30, 2019.

Section 1.7.2.2 - Marketing joint service bundles with a subsidiary - on the marketing of joint service bundles of Internet infrastructure together with ISP - on April 16, 2019, the Company submitted its comments whereby the solution is to market a reverse bundle which meets the customer’s basic requirements for assurance and continuity of service, which is not limited in time and allows the customer to disconnect at any time. On this matter, it is noted that on May 26, 2019, the Company received a preliminary supervisory report on the reverse bundle, for the Company’s response. According to the information in the report, its findings show that the Company ostensibly deviated from the provisions of Section 9A of its license (“Joint Service Bundle”) and the regulations prescribed on this subject. On June 30, 2019, the Company submitted its response to the report whereby the Company did not deviate from the aforementioned provisions.

On July 24, 2019, the Company received hearing documents from the Ministry of Communications, in part concerning a change in the marketing formula of the “reverse bundle”. According to the information in the hearing documents, the Ministry is considering changing the formula presented at the hearing on March 26, 2019, and determining, inter alia, that the Company will not be obligated to market a reverse bundle for ISPs that have accumulated over 100,000 wholesale BSA customers on the Company’s network and have also provided accessibility to over 100,000 households to their independent optical fiber infrastructure on the Company’s physical infrastructure. The Ministry will also determine that the provisions for breaking up the bundle after 12 months will be cancelled. According to the hearing, this format will enter into force after the launch of the Company’s fiber project and a reasonable possibility will be provided to purchase the BSA service on the fiber network. On this matter, see also the Company’s Immediate Report dated July 25, 2019, included here by way of reference. The Company intends to submit its comments on the hearing by September 8, 2019.

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Subsection 1.7.4.4(B) - On a hearing concerning the Ipv6 protocol (Internet addresses) - on July 3, 2019, the Ministry of Communications published a decision on the hearing in which the transition to Ipv6 protocol will take place in accordance with the defined milestones. For the Company (as the holder of a domestic carrier license) and for the owners of Internet access licenses, it was determined, among other things, that within 12 months of date of the amendment of the license, a license holder will adapt the network and its components to fully support the Ipv6 protocol and in a manner that provides access for subscribers to the Ipv6 Internet protocol service from all terminal equipment that supports Ipv6 protocol; license holders will voluntarily transfer existing and new subscribers with terminal equipment that supports Ipv6 to addresses on Ipv6 protocol. The subscribers will be transferred according to milestones so that up to 24 months from the date of the amendment, 50% of the subscribers will be transferred, up to 36 months - 75% and up to 48 months - 100% (excluding - as noted in a footnote - subscribers in possession of private terminal equipment that does not support the Ipv6 protocol and have decided not to replace it, provided that the license holder signs them on a waiver). With respect to the holders of cellular licenses (such as Pelephone), it was determined that the voluntary transfer will reach 100% within 24 months.

Section 1.7.4.6 - Enforcement and financial sanctions - on April 17, 2019, a new request for information under the Consumer Protection Law was sent to the Company, stating that the Consumer Protection and Fair Trade Authority is conducting an investigation against the Company on suspicion of violation of the Consumer Protection Law, including a suspected breach on the subject of misleading consumers when a transaction is performed and the non-cancellation of transactions according to the law. The Company submitted the requested information to the Consumer Protection Authority.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.8 - Bezeq Group’s business strategy

During the first half of 2019, the Board of Directors continued to review, implement and update the Group’s business strategy which includes various streamlining processes and organizational changes. This, in part, against the ongoing decline in revenues in the domestic fixed-line sector, including a continuing decline in revenues from fixed-line telephony services and retail Internet services, as well as lower revenues in the quarter from wholesale Internet services (see update to Section 1.5.4), and the estimate is that if the streamlining measures are not implemented, the decline in the Group’s profitability is expected to continue in forthcoming years. To address this ongoing trend, the Group companies have introduced various streamlining measures and in this context the Board of Directors granted approval to the Company and the subsidiaries Pelephone, Bezeq International and DBS to take action to implement such measures.

The estimates detailed above are forward-looking information which might be affected by various factors, including future changes in the Israeli market in general and in the communications market in particular, strategic and other measures that the Company and its subsidiaries might introduce, regulatory changes, changes in the Company’s competitive status, etc. Furthermore, the foregoing could be affected by the materialization of any of the risk factors listed in Sections 2.20, 3.19, 4.14 and 5.19 in Chapter A of the Periodic Report for 2018.

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.6.3 - Internet infrastructure segment

According to publications in the media, on May 13, 2019, HOT announced that it is starting to market a 500 Mbs high-speed Internet service.

Subsection 2.6.3.1 - To the best of the Company’s knowledge, on July 28, 2019, the Ministry of Communications adopted the recommendations of the advisory committee at that date concerning application of the universal deployment obligation on HOT. According to the committee’s recommendations and the Minister’s decision, HOT will be compelled to provide its services in areas without infrastructure based on a technology neutral format, i.e. without being under obligation to deploy physical infrastructure, but it will be permitted to make immediate use of any cellular network to provide its services at download speeds of 12/30 Mbps. The adopted recommendations also prescribed milestones for upgrading the network for the alternative cellular network, minimum service quality and reporting obligations.

Section 2.6.5 - Competition from IBC and other competing companies

To the best of the Company’s knowledge, the acquisition of IBC by Cellcom and another investor (Israel Infrastructures Fund) was completed on July 31, 2019.

Section 2.6.6 - The Company’s deployment and ways of coping with the intensifying competition

Subsection 2.6.6.7 on the Company’s new router, Be - at the end of Q2 2019, the number of Company customers using the Be router is 215,000 (more than 20% of the Company’s retail Internet customers).

Section 2.7.2 – Infrastructure and domestic fixed-line communications equipment

Following are several clarifications concerning deployment of optical fibers by the Company - the main advantage of optical fiber over copper is the possibility of transmitting higher speeds. There are also operating advantages which are insignificant compared with this advantage. The reason for the Company’s decision to freeze the fiber deployment is that there is no economic justification for the Company to launch the service in view of the major investments entailed in completing the deployment and operating the service on the one hand, and absence of the certainty necessary to pursue a business plan that is economically sustainable on the other. At this time, the deployment of fibers by the Company’s competitors is intensifying competition in the areas of deployment with a negative impact on the Company. Nevertheless, the Company believes that due to its operational advantages, and principally the access to skilled, professional manpower, in the medium and long term its technological superiority will be maintained. The Company believes that at this point in time, placing the deployment on hold does not affect the Company’s compliance with the regulations, which are currently under review by the Minister of Communications (see below the update to the call for public comments). The Company believes that from such time as a decision is made to launch services based on the fiber network, it will be possible to reach significant cover3 of more than 50% of households in Israel within a period of 4-5 years.

[3]	The percentage of households that are able to receive ultra-high-speed Internet service based on advanced technologies within a reasonable period given that suitable infrastructure is available in close proximity to them.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

The estimates detailed above are forward-looking information based on the Company’s assumptions and expectations the materialization of which is uncertain. The information might be affected by various factors, including the Company’s future capabilities, changes in technology, regulatory decisions, etc. or the materialization of any of the risk factors detailed in Sections 2.20, 3.19, 4.14 and 5.19 of the 2018 Periodic Report.

On a call for public comments by the Ministry of Communications concerning the policy for the deployment of ultra-wide bandwidth infrastructure in Israel - on April 8, 2019, the Company submitted its comments on the secondary call for public comments, in which it stated that this issue cannot be based on the application of a universal obligation that is not economically viable. The Company set out principles for a dynamic regulatory mechanism the application of which will facilitate and encourage large-scale deployment of ultra-high-speed Internet infrastructures on the basis of business considerations and economic feasibility, rather than coercion.

On July 24, 2019, the Company received hearing documents from the Ministry of Communications, inter alia on the subject of determining a maximum tariff for access to ultra-wide bandwidth managed on the Company’s fiber network. According to the Ministry, the hearing on this subject is part of the comprehensive fiber plan being formulated by the Ministry. The key recommendations are, among others, as follows: recommendation for setting a maximum tariff for BSA service over fiber - the maximum recommended tariff, including installation and repair of faults, for accessibility service and data transfer on the core network at a maximum broadband speed of 400 Mbps will be NIS 71 per line per month (excluding VAT); and for this service at a maximum broadband speed of 1,000 Mbps - the maximum tariff will be NIS 85 per line per month (excluding VAT). The broadband speed is calculated in the hearing documents as the total of the upload rate and download rate. The maximum broadband speed will have a different breakdown between the download and upload rates, based on the decision of the service provider using the BSA service over fiber, and it will be limited to an upload rate of 50% of the download rate. According to the hearing documents, the maximum tariff is temporary and will be applicable immediately upon provision of the service. This tariff will remain in force until a tariff is set by the Company in accordance with the regulatory guidelines to be adopted following publication of the fiber plan. It is stipulated that the Company does not currently operate an optical fiber network that reaches the homes of private customers and that provision of the BSA service will only be possible when such a network has been established, if it is established. The Company requested clarifications from the Ministry of Communications and it intends to submit its comments on the hearing in by September 8, 2019.

On August 4, 2019, the Company received hearing documents from the Ministry of Communications concerning a standard tariff for fiber based Internet services (FTTP). According to the hearing documents, this is another layer in the regulations that will apply to the provision of fiber-based Internet services, whereby the Ministry is considering to determine that the provision of FTTP services by service providers (who do not have a deployment obligation) cannot discriminate against subscribers based on the type of infrastructure they are using, including if the infrastructure belongs to the service provider or to another infrastructure owner or other party. The Company intends to submit its comments on the hearing by September 8, 2019.

On this matter, see also Immediate Reports of the Company dated July 25, 2019 and August 5, 2019, included here by way of reference.

Section 2.7.4 – Real estate

Sakia property - On May 5, 2019, the transaction was completed and the full outstanding consideration, in the amount of NIS 377 million (including VAT), was received for the sale of the property. Upon receipt of the outstanding payment, the Company paid half of the betterment levy in the amount of NIS 75 million, and it provided a bank guarantee for the other half of the levy, without this derogating from and/or prejudicing the steps taken and/or to be taken by the Company to cancel or reduce this levy. The Company recorded a capital gain of NIS 403 million in its financial statements for Q2 2019. The capital gain that was recorded is based on the Company’s assessment and in practice it could change. On this matter, see also Note 7 to the Company’s financial statements for the period ended June 30, 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 2.9.5 - Officers and senior management in the Company

In the matter of compensation for attendance and annual compensation payable to directors serving in the Company and its subsidiaries (hereinafter together - “Directors Compensation”) - pursuant to changes in the data for the equity of the Company and some of its subsidiaries, as they appear in their 2018 audited balance sheet, changes were made in the Directors Compensation, in accordance with the Companies (Rules for the Compensation and Expenses of External Directors) Regulations, 2000, and a resolution passed by a general meeting of the Company’s shareholders on September 17, 2018.

On May 3, 2019, the Chairman of the Board, Mr. Shlomo Rodav, informed the Company of his request and of a request from the Israel Lighterage & Supply Co. Ltd. (“Mr. Rodav” and “Lighterage”, respectively), a private company in which Mr. Rodav holds 50% of the means of control and through which Mr. Rodav provides the Company with services as Chairman of the Board, in accordance with the management agreement between Lighterage and the Company, to reduce the management fees to which Lighterage is entitled under the aforesaid agreement by 20% for the whole of 2019 (in other words - retroactively from the payment in respect of January 2019). For additional information about the management agreement, see an Immediate Report of the Company dated August 12, 2018, included here by way of reference, and Section 7D in Chapter D (Additional Information about the Company) in the Company’s Periodic Report for 2018. Furthermore, on May 29, 2019, the director Mr. Ami Barlev, announced that he will forgo his entitlement to any compensation payable to him for serving as a director in the Company, effective from June 1, 2019 until further notice.

On the convening of a special general meeting of the Company’s shareholders to re-approve the compensation policy for the Company’s senior officers - on May 23, 2019, the general meeting affirmed the compensation policy in accordance with Section 267A of the Companies Law, including updating the policy, for three years, commencing January 1, 2019, as specified in the Company’s Supplementary Immediate Report dated May 15, 2019 on convening the meeting, included here by way of reference.

Section 2.9.6 - Labor disputes

On notice of a strike or stoppage received by the Company on January 23, 2019 - the parties are negotiating, and subsequent to joint motions that were filed in the court, the hearings that were due to take place in the case were postponed and the Company must give notice by September 7, 2019 of an application regarding further proceedings.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13 - Financing

Section 2.13.4 – Credit received in the Reporting Period; and Section 2.13.5 - Company debentures

In June 2019, the Company raised debt in the amount of NIS 500 million by means of a private loan from a financial institution with an average duration of 7.15 years and fixed shekel interest of 3.6%. The terms of the loan are similar to other loans taken by the Company, as set out in Note 15.3 of the 2018 financial statements.

In July 2019, the Company completed a private placement of debentures (Series 11 and 12) (“the Debentures”) to institutional investors, as follows: 427,891,000 debentures (Series 11) with a par value of NIS 1 each, unlinked, at an interest rate of 3.6% and an average duration of 7.7 years, and 461,740,000 debentures (Series 12) with a par value of NIS 1 each, of the Company, CPI-linked and bearing interest at a rate of 2.1% with an average duration of 8.25 years. The total consideration received by the Company for this placement (gross) is NIS 890 million. The debentures were listed for trading on the TASE’s TACT (Tel Aviv Continuous Institutional Trading System). The Company intends to register the debentures for trading on the stock exchange, subject to the statutory provisions, to publish a prospectus and to obtain the necessary permits. In the event of registration for trading of the Debentures on the TASE’s main list, the interest rate that will be paid for the balance of the principal of the Debentures from the date of registration on the TASE main list, will be reduced by 0.4%. The terms of the Debentures are similar to the terms of the Debentures from the existing series of the Company (Series 6, 7, 9, and 10), as set out in Note 15.3 to the 2018 financial statements. The proceeds of the placement will be used to refinance the Company’s debt. On this matter, see the Company’s Immediate Reports dated June 23, 2019 and July 10, 2019 (results of an institutional tender, summary of the conditions of the debentures and trust deeds), included here by way of reference.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Notably, in July 2019, the Company made early repayment of bank loans bearing variable interest, in the amount of NIS 438 million.

Section 2.13.6 - Credit rating

On April 8, 2019, Midroog Ltd. (“Midroog”) affirmed an Aa2.il rating for the Company’s debentures (Series 6, 7, 9, and 10) and it changed the rating outlook from stable to negative; on May 7, 2019, S&P Global Rating Maalot Ltd. (“Maalot”) affirmed the Company’s ilAA rating with a negative rating outlook. On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 8, 2019 (Midroog) and May 7, 2019 (Maalot).

In connection with a private placement of debentures (Series 11 and 12) of the Company (see update to Sections 2.13.4-2.13.5) - on July 10, 2019, Midroog determined the same rating (Aa2.il with a negative outlook) and Maalot also determined the same rating (ilAA, negative rating outlook) for the placement of new debentures of the Company (Series 11 and 12) with a scope of up to NIS 1 billion. On these matters and on the aforementioned rating reports, see immediate reports of the Company dated June 25, 2019 and July 10, 2019 concerning rating reports issued by Midroog and Maalot.

Furthermore, on August 6, 2019, Midroog published an issuer’s comment in connection with the Company’s debentures (Series 6, 7, 9, 10, 11 and 12) and left unchanged the Aa2.il rating, negative outlook, for these debentures. On this, see also an Immediate Report of the Company dated August 6, 2019.

On August 12, 2019, Maalot announced a downgrade of the rating for the Company and its subsidiaries and it issued a rating of ilAA-, negative outlook, for the Company’s debentures. On this, see also an Immediate Report of the Company dated August 12, 2019.

On this matter, see also Section 3 of the Directors Report.

Section 2.13.7 - the Company’s assessment for raising financing in 2019 and possible sources

On a resolution passed by the Company’s Board of Directors on March 27, 2019 concerning the filing of an application for permission to publish a supplementary prospectus based on its financial statements at December 31, 2018 - in view of the fact that discussions with the ISA in the context of the draft prospectus have not been completed, the application for permission is to publish a supplementary prospectus which will be based on the Company’s financial statements at a later date, after discussions with the ISA have been concluded. At this stage, as set out in the update to Sections 2.13.4-2.13.5, the Company made a private placement of debentures and it intends to register the debentures for trading on the stock exchange, subject to the statutory provisions, to publish a prospectus and to obtain the necessary permits.

On the convening of a general meeting from March 28, 2019, for which the agenda includes approval for increasing the Company’s registered capital as a preliminary step towards raising potential capital through a rights issue - on April 8, 2019, the Company’s Board of Directors resolved, in view of discussions with shareholders that were held on the subject and as a response to their requests, that the subject of the increase in registered capital would be removed from the agenda of the general meeting.

The Company is continuing to adjust the structure of its debt to its requirements and sources, in part by extending durations through the raising of long-term debt and repaying short-term debt while reducing the debt.

Section 2.14 - Taxation

On the deferred tax asset in respect of losses in DBS, further to discussions held between representatives of the Company and the Authority’s senior management concerning the Company’s application for permission to publish the Prospectus, on August 23, 2019 the Company received the response of the Authority’s senior management concerning the propriety of the accounting treatment applied by the Company to recognition of the Tax Asset including the formulated position of the Authority’s senior management in the matter, which referred to the question whether the Company was justified in its forecast test that underlay the ability to continue to recognize the Tax Asset. According to the formulated position of the Authority’s senior management there are difficulties in the Company’s position of recognition of the Tax Asset, and it would appear that the Authority’s position is that the Company has not met the onus required to base the forecast for use of the Tax Asset in respect of the cumulative existence of three events: cancellation of the structural separation by the Ministry of Communications, extension of the validity of the taxation ruling concerning use of the Tax Asset each year until the cancellation of the structural separation, the existence of adequate income over time after the date of cancellation of the structural separation of Bezeq merged with DBS that will facilitate use of the Tax Asset. In the formulated position of the Authority’s senior management it is noted that the assessment is correct as of the date of the 2018 financial statements and onwards, and not for earlier periods. This takes into account that some of the issues related to the structural separation are at the heart of a criminal investigation of matters of senior officers of the Company in the years 2013-2017. In this matter see the Company’s Immediate Report dated August 23, 2019, which is included in this report by way of reference.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

For the purpose of assessing the probability of making use of the Tax Asset as of June 30, 2019, the Company took into account inter alia in the absence of developments that occurred in its discussions with the authorities and government ministries, various developments in recent months and the impact of the passage of time. In the light of the foregoing, the Company’s assessment of the probability of making use of the Tax Asset no longer meets “more likely than not”, and accordingly it has written off the Tax Asset by changing the estimate starting from the financial statements for Q2 2019. Therefore the Company has recognized tax expenses of NIS 1,166 million in the income statement for the three month period ended June 30, 2019.

As stated, in accordance with the formulated position of the Authority’s senior management, the assessment was correct as of the date of the Company’s 2018 financial statements and onwards, which is different from the Company’s position that ceasing recognition of the Tax Asset commenced from the financial statements for the period ended June 30, 2019. If the Company’s position will not be accepted, there is a possibility that the Company will be required to restate its 2018 and subsequent financial statements.

In this matter see Note 6 to the Company’s financial statements for the period ended June 30, 2019.

Section 2.16.1 - Control of Company tariffs

On May 19, 2019, the Ministry of Communications sent the Company a preliminary supervisory report on the subject of price quotes for transmission services. According to the supervisory report, for which the review commenced at the beginning of 2017, the Company ostensibly deviated from the provisions of its license by submitting a tender offer that includes reduced tariffs for transmission lines that were not offered transparently to all its business customers. The ministry argues that it was unaware of the discount included in these tariffs, the discount did not appear in the price lists for the transmission service submitted to the ministry in recent years, and it does not comply with the test of reasonability, under the provisions of Section 17 of the Communications Law. The ministry further stated that it seems that this practice continues to the present time for other services as well, particularly in other tenders. On June 30, 2019, the Company submitted its comments on the supervisory report stating the Company did not deviate from the provisions of its license and that, among other things, this model was reviewed by the Ministry of Communications and complies with the tests of reasonability, and that the service providers were even aware of it and used it.

Section 2.16.1.8 - Wholesale market - on May 5, 2019, the Company submitted its comments on a hearing on tariffs for the wholesale market. In its comments, the Company pointed to material errors in the calculation and the underlying assumption concerning tariffs for the BSA service and the obligation to link the tariff for a technician’s visit to a relevant index; instead, the Company proposed a dynamic mechanism which addresses the model of demand in passive service as well (instead of the current assumption relating to demand the feasibility of which is unrealistic), and it submitted its objection to imposing the tariff retroactively.

Section 2.16.4 - Wholesale market

Subsection 2.16.4.2 on BSA services - on June 10, 2019, the Company’s appeal against dismissal of the petition against the process of supervising the Company which had led to the imposition of penalties in the amount of NIS 8.5 million, was denied.

Section 2.16.8 – Economic Competition Laws

Subsection 2.16.8.7 on considering a determination by the Commissioner of the Economic Competition Authority that the Company had abused its position regarding use of the Company’s passive infrastructures - the Company submitted its arguments on the additional findings and voiced its opinion at an oral hearing on August 4, 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 2.18 – Legal proceedings

Section 2.18.1 - Pending legal proceedings

Subsection A - On a motion to approve a class action alleging reporting omissions and the concealment of material information from the investing public - at a hearing that took place on May 22, 2019 on a motion filed by the Company for a re-hearing on the decision to certify the claim as a class action, the court proposed transferring the case for mediation but when this proposal was rejected by the plaintiff, a hearing took place on July 18, 2019 to supplement the parties arguments on the request for a re-hearing and a decision on this request will be given at a later stage.

Subsections B, H, I, K and M (stay of legal proceedings in view of the investigation by the Israel Securities Authority and Israel Police) – based on current decisions of the various courts, at this stage the proceedings are stayed until October 31, 2019.

Subsection C - on the motion from March 2018 alleging abuse of monopoly status, on March 28, 2019, the court ruled to stay the proceedings in the case in view of the ISA’s investigation and until any other decision is made the date for filing the response to the motion for certification was extended. The Attorney General’s representative was asked to update the court and the parties attorneys on this matter within 6 months from the date of the decision.

Subsection D - on a motion to certify a class action against the Company, alleging that the Company deliberately restricts the broadband speed for ISPs and refrains from repairing malfunctions on this matter - on April 30, 2019, the court issued a ruling in which it approved the Plaintiffs’ abandonment of the motion for certification after reaching the conclusion that there are evidential difficulties in conducting a proceeding against the Company, and this after inspecting the documents they received from the Company and the Company’s response to the motion.

Subsection J - on a class action that was filed in the USA against B Communications Ltd., the Company’s controlling shareholder, and senior executives therein, in which DBS and officers (past and present) of DBS and the Company, were also included - on March 28, 2019, the Company received notice of a ruling issued by a US court from that same date, which accepted the applications of DBS and the senior officers (past and present) of DBS and the Company, and it dismissed the claim against them outright, due to the absence of personal jurisdiction against them.

Subsection L - on a renewed motion from April 2018 to certify an action as a class action against the Company on the subject of sending spam messages which include a link to the Company’s website, and a previous motion on the same subject from march 2015, where the Company filed a motion for permission to appeal the decision to certify is as a class action - on June 6, 2019, the Supreme Court issued a judgment in which the motion for permission to appeal and the Company’s appeal were accepted, and it was agreed that a motion for abandonment of the motion for renewed certification from April 2018 would be filed. Subsequently, on June 16, 2019, the motion to abandon this motion was accepted thus terminating both proceedings.

Section 2.20 – Discussion of Risk Factors

Section 2.20.5 – Constraints concerning relations between the Company and the subsidiaries in the Bezeq Group

Concerning the Tax Asset – see the update to section 2.14.

Section 2.20.12 - Impairment of subsidiaries

Pursuant to the accounting standards, the Company prepares valuations of its subsidiaries to periodically test for impairment of goodwill and to assess periodic impairment of assets regarding which there are indications of impairment.

Taking note of the business position of the subsidiaries and the discrepancy, if there is any, between the carrying amount in the Company’s accounts and their recoverable amount as a cash-generating unit, any decline in the value of the subsidiaries’ operations could lead to the recording of an impairment loss (write-off) in the Company’s books.

Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event and/or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the date of the report but that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the measured unit, where assumptions relating to the long term have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

On this matter, see also Note 5 to the Company’s financial statements for the period ended June 30, 2019 and Section 2.1 in the Directors Report.

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1.8 - Structure of competition in the sector and changes occurring in it

In August 2019, Suny Cellular Communications Ltd. began to market the cellular services of Hot Mobile. Suny’s entry into this sector could affect competition in the industry.

Section 3.7.1 - Infrastructure

Section 3.7.1.4 - Network investments - Pelephone has begun to plan and prepare an outline for implementing 5G advanced data communications services. The outline is planned to be integrated with existing infrastructures and systems. The operation of these advanced services requires receiving additional frequency spectrum that the Ministry of Communications intends to allocate in the context of the tender (see Section 3.8.2.5).

Section 3.8.2 - Frequency usage rights

Section 3.8.2.5 - Tender for mobile radio telephony services over advanced bandwidths: on July 15, 2019, the Ministry of Communications published a tender for the allocation of additional frequencies, including 5G frequencies (“the Tender”). The main points of the Tender are, inter alia, as follows:

Proposed frequencies in the Tender in each frequency spectrum are:

●	700 MHz - bandwidth of 30 x2 MHz;

●	2.600 MHz - bandwidth of 60 x2 MHz;

●	3,500-3,800 MHz - bandwidth of 300 MHz;

Owners of existing networks will be able to compete in the Tender. Additionally, new players will be able to compete on 100 Mega (out of 300) in the 3,500 Mhz range, provided that they meet the qualifying conditions. The winners from among the new players will receive special licenses for the provision of specialist 5G services but they will not be permitted to provide cellular services for the previous generations and will only be 5G operators.

The Tender will allow bidders to compete simultaneously on all frequency spectrum and submit combined offers. Among other things, the Tender includes provisions for network coverage and quality requirements that will be formalized as part an amendment to the cellular telephony licenses of the existing operators.

Pelephone is studying the details of the Tender and at this stage it and/or the Company is unable to estimate its impact.

Section 3.11.2 - Fair Credit Law

On the Fair Credit Law which applies to transactions that will be performed from September 2019 - the activity of Pelephone with respect to all aspects of the sale of handsets, devices and other equipment in installments, constitutes “credit transactions” to which the Consumer Protection Law applies. Accordingly, the Fair Credit law which applies to a “credit transaction” does not apply to these transactions, including in light of its purpose, provisions and credit transactions that were excluded from the Law after its enactment.

Section 3.15 – Material agreements

Section 3.15.3 - agreement between Pelephone and the Accountant General at the Ministry of Finance - in May 2019, the State chose to exercise its right, as conferred upon it in the 2016 agreement to provide cellular services to the Accountant General, and the agreement was extended through August 2022.

Section 3.16 – Legal proceedings

Section 3.16.1(E) - motion to certify a class action alleging that Pelephone acted in a manner that amounted to harassment of a large consumer public by making repeated telephone calls aimed at recruiting customers - on May 28, 2019 a judgment was issued dismissing the motion. In July 2019, the claimant filed an appeal on the judgment in the Supreme Court to certify the claim as a class action.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 3.16.1(N) - on a claim and motion for certification of a class action against Pelephone which alleges that Pelephone uses existing information in its possession regarding the location of its subscribers for its own business needs and sends them text messages pertaining to the sale of services relevant to their location - on July 8, 2019, the court authorized the applicants to abandon the motion for certification of the class action against Pelephone and it dismissed their personal claim against Pelephone.

In April 2019, a claim was filed in the Central District Court together with a motion for its certification as a class action against Pelephone and Bezeq International and against 6 other telecom companies (hereinafter together: “the Respondents”). The subject of the claim is the allegation that the Respondents neglect to inform their customers as necessary of the possible risks in use of the Internet and the option to subscribe to a free content filtering service, all this in contravention of the provisions of the Communications Law. Additionally, the Respondents provide a filtering service for websites and harmful content which, in their opinion, is inadequate. According to the petitioners, this represents, inter alia, a breach of the provisions of the Consumer Protection Law, breach of obligations under the Torts Ordinance, a breach of contract, and unjust enrichment. The overall loss assessment mentioned in the motion, for all the Respondents together as claimed, on the low side is tens of millions of shekels.

Section 3.19 – Discussion of Risk Factors

Section 3.19.3 – Risk factors for Pelephone

Impairment of Pelephone’s assets - in accordance with the accounting standards, Pelephone periodically tests for the impairment of assets regarding which there are indications of impairment.

Taking note of the business situation of Pelephone and the discrepancy, if there is any, between the carrying amount in the Pelephone’s accounts and its recoverable amount as a cash-generating unit, any decline in the value of the activity could lead to the recording of an impairment loss (write-off) in Pelephone’s books.

Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event and/or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the date of the report that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the activity, where assumptions for the long term have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

On this matter, see also Note 5 to the Company’s financial statements for the period ended June 30, 2019 and Section 2.1 in the Directors Report.

4.	Bezeq International – International communications, Internet and NEP services

Section 4.2 – Products and services

In July 2019, Bezeq International expanded the marketing of bundles that include content services of yes in addition to Sting TV, together with Internet access services and Bezeq International’s home phone line, and in addition DBS began to market the Internet access services of Bezeq International.

Section 4.8 – Human resources

On July 11, 2019, Bezeq International signed a collective agreement with the New General Federation of Labor (“Histadrut”) and the workers’ representatives which includes streamlining measures and synergy for the period from July 11, 2019 through December 31, 2021. According to Bezeq International’s plan and as per the agreement, Bezeq International will be able, inter alia, to cut back the employment of up to 325 workers (of which 150 are permanent employees, some as part of a voluntary retirement plan) in addition to the possibility of not recruiting new employees instead of those who terminate their employment. The agreement also includes granting a lump-sum bonus to employees who are not included in the retirement plan. The estimated cost of the agreement is about NIS 60 million, assuming that all the rights of Bezeq International are exercised for the streamlining measures and that conditions for granting additional economic benefits to employees are satisfied.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 4.11.5 – Key regulatory developments

In June 2019 Bezeq International contacted the Ministry of Communications concerning the update of its engineering program to include the deployment of fiber optics, and on August 27, 2019 Bezeq International submitted to the Ministry of Communications a service file on the matter. These two issues are being examined by the Ministry.

Section 4.12 – Legal proceedings

Subsection A - On a class action from November 2011 concerning broadband speed, on July 9, 2019 a judgment was given accepting the class action and obligating Bezeq International to pay compensation to its private internet customers, in the total amount of NIS 9 million.

Subsection D - On a motion to certify a class action concerning the tariff for outgoing international calls - on July 4, 2019, a ruling was given denying the motion.

On July 25, 2019, a ruling of the Tel Aviv-Jaffa District Court was received certifying a motion for a class action against Bezeq International. The subject of the action is the allegation that excessive amounts were collected from its Internet service customers. The court ruled that the definition of the group will be any Bezeq International customer that entered into agreement with it for a fixed period and that after the fixed period, Bezeq International collected from the customer a higher price for the services provided to it under the agreement, without receipt of prior, written notice in accordance with the Consumer Protection Law, and without having given Bezeq International their agreement to receive notices and updates by email, in the seven years preceding the motion for certification and until today. The grounds for the claim for which the motion was certified are breach of a statutory duty and unjust enrichment. Bezeq International is studying the ruling and it will respond at the times stipulated by law. On a new motion to certify a class action that was filed against Bezeq International and Pelephone on the subject of content filtering services, see the update to Section 3.16. Notably, in 2015, a motion to certify a class action against Bezeq International was filed on similar grounds, which was certified as a class action in 2018 (described in Section 4.12(C) in the Description of Company Operations in the Company’s Periodic Report for 2018).

Section 4.14 – Discussion of Risk Factors

Impairment of assets of Bezeq International

In accordance with the accounting standards, Bezeq International periodically tests for the impairment of assets regarding which there are indications of impairment.

Taking note of the business situation of Bezeq International and the discrepancy, if there is any, between the carrying amount in the Bezeq International’s accounts and its recoverable amount as a cash-generating unit, any decline in the value of the activity could lead to the recording of an impairment loss (write-off) in Bezeq International’s books.

Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event and/or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the date of the report that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the activity, where assumptions for the long term have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

On this matter, see also Note 5 to the Company’s financial statements for the period ended June 30, 2019 and Section 2.2 in the Directors Report.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.2 – Products and services

In July 2019, DBS began to market bundles that include its content services (satellite television services or Sting TV), together with Internet access services and Bezeq International’s home phone line.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 5.8.5 - Operating and encryption systems

In June 2019, an assignment agreement was signed between DBS, Cisco and Synamedia in which Cisco’s rights and liabilities under the agreement with DBS were transferred to Synamedia, and at the same time it was agreed that several past disputes that had emerged between DBS and Cisco will be settled between them separately.

Section 5.11 – Human resources

In Q2 2019, DBS began to implement the collective arrangement in connection with the streamlining and synergy processes. At August 28, 2019, DBS had a workforce of 1,350, a decrease of 12% compared with the number of employees at December 31, 2018.

Section 5.13 - Financing

In August 2019, the Company approved a credit facility or investment in the capital of DBS in the total amount of up to NIS 250 million, for a period of 15 months, from July 1, 2019 This approval is instead of similar approval given in May 2019 (and not in addition to it).

Section 5.17.1 - Pending legal proceedings

Subsection A - motion to certify a class action concerning electricity consumption by broadcasting equipment that belongs to DBS on apartment buildings - in June 2019, a ruling was received approving the compromise agreement that the parties submitted to the court at a cost of NIS 4 million to DBS. The compromise settlement also stipulates that DBS will take action to inform the apartment buildings with respect to bearing the cost of the communal electricity and will allow them to ask to disconnect the reception equipment from the communal electricity.

Subsection B - motion to certify a class action regarding advertisements allegedly sent by DBS to its customers - in June 2019, the court approved filing the action as a class action, solely on the grounds of a breach of the provisions of Section 30A of the Communications Law (“the Certification Decision”). The motion was approved with respect to non-financial loss only, while the applicants’ arguments concerning financial loss were dismissed. Furthermore, the court ruled that the group will be defined as anyone who was a DBS customer from December 1, 2008 and up to the date of this ruling who received such advertisements, and had not given DBS their consent in advance to receive the advertisements. In July 2019, DBS filed a motion for permission to appeal the Certification Decision, together with a motion to stay its implementation, in the Supreme Court. In August 2019, the Supreme Court ruled a stay of implementation of the Certification Decision until a decision is made on the right to appeal. Similarly, in August 2019 the petitioners filed an application at the High Court to extend the date for submitting their appeal on the ratification ruling until a decision is made on the motion for permission to appeal.

Subsection D - motion to certify a class action which includes a claim that fixed-period transactions were renewed automatically while charging customers unilaterally and without their consent - in April 2019, a judgment was handed down in which the court approved the compromise settlement.

Subsection G, H and J (Pending legal proceedings in view of the investigation by the ISA and Israel Police) - see the update to Section 2.18.1, subsection H, I and L.

Subsection I - on a motion to certify a class action which was filed in the USA - see the update to Section 2.18 J.

August 28, 2019
Date	“Bezeq” The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board of Directors

Dudu Mizrahi, CEO